Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades Announces Investments of $22 Million in its

Folding Carton and Microlithography Operations

Kingsey Falls, Québec – September 5, 2012 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, announces major investments in several of the folding carton and microlithography plants of its Norampac Division. Thanks to a total investment of $22 Million, the Viau (Montréal, Québec), Mississauga (Ontario), Winnipeg (Manitoba) and Cobourg (Ontario) plants will benefit from the installation of new modern equipement that will optimize their production and efficiency.

With this investment program, the Lachute (Québec) folding carton plant will be closed at the latest by the end of the first quarter of 2013, and its customers will be progressively transferred to other Norampac facilities. Nearly 155 employees will be affected by the closure of the Lachute plant, however approximately 40% of them will have the opportunity to be relocated in other Norampac and Cascades units in Québec. Norampac has taken necessary measures to offer the appropriate support to the employees that will not be relocated.

Investments

The installation of modern and versatile equipement in these plants will lead to an enhanced synergy between the microlithography and folding cartons sectors, which will allow Norampac to increase its productivity and efficiency. The modernization of equipement will be achieved through the installation of two new state of the art printing presses in the Viau and Mississauga plants. These presses, one of which has a printing capability of up to 7 colours and an ultraviolet drying process, were designed to offer the latest technology and are among the best in the industry. The optimization project also includes the installation of new equipement in the Group’s other folding carton plants, namely a new gluer in Winnipeg and forming equipment in Cobourg. Thanks to its unique characteristics, this new equipment will allow the plants to better respond to the growing demand for more varied and better quality packaging and printing.

“These investments are in line with Cascades’ strategy that aims to modernize and improve the profitability of our packaging assets”, explained Marc-André Dépin, President and Chief Executive Officer of Norampac. “This is our Group’s most important investment in the folding cartons sector in several years”, added Mr. Dépin.

In closing Mr. Dépin stated “The folding carton market in Canada continues to be key to our strategy in the packaging sector. This market benefits from stable growth that closely matches that of the consumer market for food products sheltering it from the negative cycles that affect industrial products. Cascades occupies an enviable position in the folding carton market in Canada and these investments will allow us to consolidate and improve upon this position in the coming years.”

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Media

Hubert Bolduc

Vice-President, Communications and Public Affairs

Cascades Inc.

514-912-3790

hubert_bolduc@cascades.com

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514-282-2697

riko_gaudreault@cascades.com

Source Marc-André Dépin President and Chief Executive Officer Norampac, a Division of Cascades Canada ULC